September 4, 2019

Christopher Young
Chief Executive Officer
Greenseer Holdings Corp.
2821 Mission College Blvd.
Santa Clara, CA 95054

       Re: Greenseer Holdings Corp.
           Draft Registration Statement on Form S-1
           Submitted August 8, 2019
           CIK No. 0001783317

Dear Mr. Young:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Cover Page

1. You disclose that you have two classes of common stock, each of which is entitled to one vote per share, and that you will be a controlled company following this offering. Please revise the cover page to briefly identify your controlling shareholders and their post-
       offering voting power. Additionally, revise to briefly describe the effects of the Up-C structure, including that you will use the net proceeds from this offering to acquire LLC units and become the managing member of Foundation Technology Worldwide LLC, the economic interest and voting interest of you and the continuing LLC owners in
       Foundation Technology Worldwide LLC and the ability of the continuing LLC owners to exchange their LLC units and Class B common stock for Class A common stock.
 Christopher Young
Greenseer Holdings Corp.
September 4, 2019
Page 2
Prospectus Summary
Overview, page 1

2. You disclose that your activation-to-pay ratio for your anti-malware product increased
         88% from the first quarter of the combined year 2017 to the first quarter of fiscal 2019.
         Please define this metric and explain when the product is considered to be activated.
         Clarify whether this measure is the same as the trial to pay conversion measure that you reference in the Management's Discussion and Analysis section. Summary of the Reorganization Transactions and Our Structure, page 8

3. You disclose that you will have a minority economic interest in Foundation Technology
         Worldwide LLC. Please revise to disclose this economic interest percentage and to explain that the purchasers in this offering will indirectly have a minority economic interest in Foundation Technology Worldwide LLC. In addition, explain and disclose the specific rights, privileges, form and nature of both your minority economic interest and your sole role as managing member in and of Foundation Technology Worldwide LLC.
4. You disclose that this offering is being conducted through an Up-C structure and you identify certain potential benefits to existing owners. Please revise here or elsewhere to summarize the implications of this structure for purchasers in this offering.
5. Please revise to include a diagram of your organizational structure immediately following the reorganization transactions and the completion of this offering.
6. You define continuing LLC owners as the existing holders of LLC units of Foundation
         Technology Worldwide LLC. Please clarify, if true, that this defined term includes Intel, your Sponsors, other investors and certain employees and directors. Risk Factors
We rely significantly on third-party partners..., page 31

7. You disclose here that your three largest channel partners accounted for over 10% of your revenue in recent periods. Please revise your business section or elsewhere to describe the material terms of your agreements with these named channel partners. We have identified a material weakness..., page 55

8. We note that you have implemented a plan to remediate the material weakness you identified in your internal control over financial reporting. Please revise to clarify what remains to be completed in your remediation plan. Also, if the material weakness has not
FirstName LastNameChristopher Young
       been fully remediated, revise to disclose how long you estimate it will take to complete
Comapany NameGreenseer Holdings Corp. material costs that you have incurred or expect to your plan and disclose any associated
       incur.
September 4, 2019 Page 2
FirstName LastName
 Christopher Young
FirstName Holdings Corp.
Greenseer LastNameChristopher Young
Comapany 4, 2019
September NameGreenseer Holdings Corp.
September 4, 2019 Page 3
Page 3
FirstName LastName
The Reorganization Transactions, page 64

9.       Please revise to provide a discussion of the basis for consolidating
Foundation
         Technology Worldwide LLC pursuant to ASC 810-10-25. In this regard, address whether there are any provisions present in the New LLC Agreement that would preclude consolidation by you pursuant to ASC 810-10-25-2 or otherwise.
Use of Proceeds, page 69

10. Please advise whether a portion of the net proceeds may be used to make cash payments to the continuing LLC owners of Foundation Technology Worldwide LLC pursuant to the
         Tax Receivable Agreement. To the extent you may use or may cause Foundation
         Technology Worldwide LLC to use the net proceeds for this purpose, please revise.
Non-GAAP Financial Measures, page 82

11. We note your adjustment for purchase accounting adjustments to deferred revenue and costs in your adjusted revenue and adjusted EBITDA measures. Considering your deferred revenue was adjusted to fair value at the time of acquisition pursuant to GAAP, please tell us how you considered whether your various non-GAAP measures that include these adjustments are substituting an individually tailored recognition and measurement method for a GAAP measure. Refer to Question 100.04 of our Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G.
12. On page 94, you also disclose that you exclude amounts for "performance benefits or losses realized in connection with changes in accounting estimates" from your adjusted net revenue. Please further explain what this adjustment consists of and why you believe this adjustment provides useful information to investors. Refer to
Item 10(e)(1)(i)(C) of
         Regulation S-K.
13. We note your adjustments for cash in lieu of equity awards in your measure of adjusted
         EBITDA, which have occurred in multiple periods due to multiple acquisitions. We also note you include an adjustment for equity based compensation in your reconciliation.
         Please revise to clarify that you do not have a "comparable program." Also, given that this adjustment is reflected in multiple periods, please tell us what you considered when concluding these were not normal reoccurring cash operating expenses. Refer to Question
         100.01 of our Non-GAAP Compliance and Disclosure Interpretations.
14. Please tell us the basis for including in your adjusted EBITDA measure the adjustments related to expenses allocated by Intel in excess of your stand-alone costs and transformation initiatives. Tell us how these adjustments were derived. If they are estimates and/or forecasts, they appear to be inconsistent with Question 100.04 of our
         Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Christopher Young
FirstName Holdings Corp.
Greenseer LastNameChristopher Young
Comapany 4, 2019
September NameGreenseer Holdings Corp.
September 4, 2019 Page 4
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FirstName LastName
15. Please provide additional disclosure about why you believe presentation of a free cash flow margin is useful to investors. In this regard, we note that you disclose that this and your measure of free cash flow is a liquidity measure that provides useful information about the amount of cash generated that can be used for a variety of disclosed purposes.
         However, please explain to us the appropriateness of using adjusted net revenue as a denominator that results in a liquidity measure. Please explain the basis for including the impact of the adjustments for the purchased deferred revenue within this measure. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
87

16. Your disclosure indicates that the number of Core Enterprise Customers has decreased since December 30, 2017 while the number of Consumer Customers has increased during that time period. It also appears that your revenue from the Consumer segment increased at a greater rate than the Enterprise segment in 2018 and the first quarter of 2019. Please revise your disclosure to explain whether management anticipates these trends to continue in future periods. We refer you to Section III.B of SEC Release No. 33-8350. Finally,
         clarify whether the 75%, 69% and 63% of Fortune 100, Fortune 500, and Global 2000
         firms, respectively, are enterprise customers and, specifically, Core Enterprise Customers.
Key Operating Metrics, page 90

17. On page 89, you describe the recurring revenue percentage as calculated using an adjusted net revenue amount. Please confirm if your recurring revenue percentage disclosed as a key metric on page 91 is the same metric as that discussed on page 89. If so, describe how adjusted net revenue is calculated and provide a reconciliation to your GAAP revenues, if different.
18. On page 110 and 113, you discuss that increased trial to pay conversion contributed to increased revenues. Considering your disclosure on page 91 that the number of consumer customers is a key metric, please tell us whether you monitor or use the trial to pay conversion rate to manage your business and evaluate your results of operations. If so, please revise to disclose such metric for each reported period. Refer to Section I.B of
         SEC Release No. 33-8350.
19. Please tell us why you include devices that have free trials and pre-installs of any McAfee security consumer product in your metric of Consumer Actively Protected Devices. In this regard, devices that are protected on a free or trial basis would not appear to contribute to your revenues and may never become customers. Also, disclose the number of free and trial basis devices included in this metric.
 Christopher Young
FirstName Holdings Corp.
Greenseer LastNameChristopher Young
Comapany 4, 2019
September NameGreenseer Holdings Corp.
September 4, 2019 Page 5
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FirstName LastName
Results of Operations, page 99

20. We note that in order to assist in the period to period comparison, you have combined your predecessor and successor periods in fiscal year 2017 as a sum of the amounts without any other adjustments, refer to the combined period as the combined year 2017 and that this combination does not comply with GAAP or with the rules for pro forma presentation. We further note that you have not included a separate discussion and analysis of the historical results of the predecessor period from January 1. 2017 to April 3,
         2017 and the successor period from April 4, 2017 to December 30, 2017, which are presented elsewhere in your filing. As the acquisition appears to have materially impacted your financial statements, please tell us how you concluded that this presentation provides meaningful information to investors as compared to providing a discussion based on pro forma information that would have been provided had you been a public filer at the time of the acquisition.
Comparison of the Combined Year 2017 and Fiscal 2018, page 105

21. Considering your emphasis on obtaining new customers and expanding sales to existing customers, please revise your disclosure, both here and on page 110, to provide an indication of the magnitude of each of these on your revenue growth in quantified terms, if reasonably practicable. For example, disclose the increase in revenue attributable to new versus existing customers, the average price per customer or the percentage growth in each. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release
         No. 33-6835.
Liquidity and Capital Resources, page 118

22. Please revise to address the Tax Receivable Agreement, including estimated annual payments and how you intend to fund the required payments under the agreement. Revise to disclose the reasonably likely impact on your liquidity from any known trends, events or uncertainties related to the Tax Receivable Agreement payments. Refer to Sections
         III.B.3 and IV of SEC Release No. 33-8350.
Sources of Liquidity, page 118

23. Please revise to address the fact that you are a holding company with no operations of your own and that you depend on your subsidiaries for cash. Please also disclose any restrictions or other factors that could inhibit your subsidiaries' ability to pay dividends or make other distributions to the parent company. Refer to Item 303(a)(1) of Regulation S-
         K. Please also tell us what consideration you gave to disclosing the information required by Rule 4-08(e) of Regulation S-X.
 Christopher Young
FirstName Holdings Corp.
Greenseer LastNameChristopher Young
Comapany 4, 2019
September NameGreenseer Holdings Corp.
September 4, 2019 Page 6
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FirstName LastName
Consolidated Statements of Cash Flows, page 120

24. Please revise your discussion of the changes in working capital to discuss the underlying reasons for the changes during the reported periods. For example, we note in 2017 that
         your revenue does not appear materially changed; however, your deferred revenue was the driver for the increase in cash flows. In 2018 your revenue did increase but your accounts receivable declined. Refer to Section IV.B.1 of SEC Release No.
33-8350.
Contractual Obligations and Commitments, page 122

25. Please revise the notes to the table to disclose that the payments you may be required to make under the Tax Receivable Agreement may be significant, and are not reflected in the table. See Section III.D of SEC Release No. 33-8182.
Executive Compensation
Employment Arrangements, page 170

26. You discuss employment agreements, offer letters and other employment arrangements you have with your named executive officers. Please tell us whether you intend to file these agreements or advise why this is not required to be filed. See
Item 601(b)(10)(iii) of
         Regulation S-K.
Related Party Transactions
Stockholders Agreement, page 186

27. Please summarize the material terms of the Stockholders Agreement, including board representation rights, governance rights and other rights of each party under the agreement.
Description of Capital Stock, page 195

28. You state that Class B common stock is entitled to one vote per share on all matters and that the voting power of the outstanding Class B common stock will be equal to the percentage of LLC units not held directly or indirectly by Greenseer Holdings Corp.
         Please clarify whether the voting power afforded to holders of LLC Units by their shares of Class B common stock will be automatically and correspondingly reduced or increased as the number of LLC Units held by such holder of Class B common stock decreases or increases. Also, disclose the circumstances in which holders of Class A common stock would be entitled to a separate class vote.
Notes to the Combined (Predecessor) / Consolidated (Successor) Financial Statements
Note 2: Significant Accounting Policies
Revenue Recognition, page F-10

29. You state that certain of your perpetual software licenses, and the corresponding material
 Christopher Young
Greenseer Holdings Corp.
September 4, 2019
Page 7
      right performance obligation, are recognized over the term of the technology constrained customer life. Please tell us your basis for recognizing revenue for the license in periods past the initial contractual term for the maintenance and support. In addition, please clarify the period of time over which you are recognizing revenue for your material right.
      If this period begins prior to the time the additional maintenance and support is transferred or when the material right expires, tell us why you believe this is appropriate. Refer to
      ASC 606-10-55-42.
Consideration Payable to a Customer, page F-12

30. We note your disclosure on page 95 that certain payments made to channel partners are recognized as cost of sales or marketing expenses. Please revise to quantify these amounts in each period presented or state that amounts are not material, as applicable.
Contract Costs, page F-12

31. We note your disclosure that the revenue share under programs with certain of your distributors is capitalized. Please further explain these payments and your basis for capitalizing payments made to customers.
General

32. We note that you have included certain graphics in your prospectus. Please provide us with copies of these and any other graphical materials or artwork that you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and
      Disclosure Interpretations.
       You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Craig
Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,

FirstName LastNameChristopher Young                         Division of
Corporation Finance
                                                            Office of
Information Technologies
Comapany NameGreenseer Holdings Corp.
                                                            and Services
September 4, 2019 Page 7
cc:       Thomas Holden, Esq.
FirstName LastName